EXHIBIT 99.1

Hydrogenics Regains Compliance With NASDAQ Listing Requirements

MISSISSAUGA, Ontario, Dec. 11, 2012 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today announced that it has received notification from the NASDAQ Listing Qualifications Department that it had regained compliance with the minimum Market Value of Listed Securities ("MVLS") requirement for continued listing on the NASDAQ Global Market, as set forth in NASDAQ Listing Rule Rule 5450(b)(2)(A).

Hydrogenics received notice on September 18, 2012 that the Company was not in compliance with the MVLS standard for continued listing on the NASDAQ Global Market, which requires a listed company to maintain a minimum MVLS of $50 million.

The letter from NASDAQ, received on December 10, 2012, stated that the Company's MVLS has been $50 million or greater for the last 10 consecutive business days. Accordingly, the Company has regained compliance and this matter is now closed.

About Hydrogenics

Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centers in Russia, China, India, Europe, the US and Canada.

CONTACT: Chris Witty
         Hydrogenics Investor Relations
         (646) 438-9385
         cwitty@darrowir.com

         Bob Motz, Chief Financial Officer
         Hydrogenics Corporation
         (905) 361-3660
         investors@hydrogenics.com